Exhibit 99.2





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                          GENETIC TECHNOLOGIES LIMITED
                              A.B.N. 17 009 212 328

                           Quarterly Activities Report
                                       and
                      Appendix 4C of the ASX Listing Rules

                              for the quarter ended
                                30 SEPTEMBER 2005






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                          GENETIC TECHNOLOGIES LIMITED

                           QUARTERLY ACTIVITIES REPORT
                     FOR THE QUARTER ENDED 30 SEPTEMBER 2005

GENETIC TESTING

FAMILY RELATIONSHIPS. GTG's paternity and relationship testing services business continued to deliver revenues during the September quarter in line with the Group's forecasts for the 2006 financial year. The Company is investigating a number of proposals to provide an accredited testing service to online resellers of paternity tests, including those based in overseas markets.

MEDICAL DIAGNOSTICS. During the quarter, the Company undertook substantial work in preparation for NATA/RCPA assessment and accreditation of its medical diagnostics business. This assessment took place in early October 2005 and GTG has since received a recommendation for accreditation from the assessment panel. The Company expects to receive formal accreditation during the next three months. Once received, this accreditation will be in addition to the NATA accreditation granted in respect of the Company's DNA profiling business.

During the quarter, the Company received a further batch of samples for breast cancer susceptibility (BRCA) testing through its membership of the GENDIA network. As the only member of this network based in the Asia-Pacific region, GTG is able to exclusively offer clinicians access to more than 700 genetic tests which are available through the GENDIA network.

FORENSICS. In June 2005, the Queensland Department of Health called for tenders for the outsourcing of up to 20,000 forensic samples. The Company has lodged a response to the Tender and during the quarter held further discussions with the Department in an effort to progress the Company's submission. The successful tenderer is expected to be notified during the December quarter.

GTG continues to work closely with state police departments with a view to helping them clear their backlogs of forensic samples.

ANIMALS. The Company's canine testing program is actively being promoted by GTG's staff at various breed shows. The Company is developing a number of strategic alliances within the canine industry to expand its canine pedigree and disease testing business.

GTG is continuing discussions with a number of groups to expand its distribution network across sheep farmers as well as increasing the number of DNA services offered. GTG has also continued discussions with a number of parties to expand the distribution of its BovinGen testing program for cattle.

SPORTS PERFORMANCE. GTG continues to expand the distribution of its ACTN3 SportsGene Test(TM).

LICENSING

Licensing activities during the September quarter were focussed on the Applera matter and on the engagement of legal contractors to expand the Company's licensing program around the world. A firm has now been engaged in the UK and several others are being evaluated in the USA.

In the case of Applera, a further round of mediation was held in San Francisco on 16 August 2005. The Court has ruled that the outcome of such mediation be filed under seal in the short term.

RESEARCH AND DEVELOPMENT

RARECELLECT(R). RareCellect(R) is a program to develop a widely applicable, non-invasive, pre-natal genetic test based on the successful isolation of foetal cells from maternal blood. First discussions were held during the quarter with a large reagent manufacturer which has expressed interest in supporting the RareCellect project.

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                                                    GENETIC TECHNOLOGIES LIMITED
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                                                    quarter ended September 2005


RESEARCH AND DEVELOPMENT (cont.)

IMMUNAID. The ImmunAid project seeks to improve the efficiency of treatments for cancer and chronic diseases such as AIDS. During the period, the first melanoma patients were enrolled and monitored as part of the clinical trial being conducted at the Austin Hospital in Victoria. The Company also undertook a review of the project using both in-house and external experts. Additional intellectual property was pursued with the filing of another patent application.

PGGP. The first test, to sub-type the parasite Cryptosporidium spp., has been transferred to a water analysis laboratory for commercial application. Research is continuing in relation to the second program, which seeks to discover new drug targets for the control of intestinal parasitic diseases in livestock.

C.Y. O'CONNOR. Programs including research into marker-assisted diagnostics for bone marrow typing, tissue typing of human diseases and selected traits in sheep and dogs continued at the C.Y. O'Connor ERADE Village Foundation in W.A. during the quarter.

KING'S COLLEGE LONDON. Work focusing on the identification of polymorphisms of potential diagnostic use in a range of human diseases continued at King's College London during the period under review. In May 2005, the Company agreed to extend the research agreement with King's College London, with the extension period running from 1 June 2005 to 31 December 2005.

PATENTS. During the period, the following changes occurred in the Company's growing patent portfolio:

|_| The Australian ImmunAid patent "A Retroviral Therapy" was granted by the
    Australian Patent Office.

|_| Two new patents relating to the RareCellect project were filed.


CORPORATE MATTERS

APPLERA. Following the favourable ruling handed down by the Court in mid-September 2004 in the "Markman hearing", GTG and Applera Corporation entered into a process of mediation. A third mediation conference was held on 16 August 2005. The Court has ruled that the outcome of such mediation be filed under seal in the short term.

NASDAQ. The Company's final Form 20-F Registration Statement was declared "effective" for the purposes of Securities and Exchange Commission compliance on Thursday, 1 September 2005. The final listing on the NASDAQ National Market, under the ticker symbol GENE, occurred on Friday, 2 September 2005 (New York time) and the first sale of the Level II ADRs occurred at US$11.00. Again, each ADR comprises 30 fully paid ordinary shares in the Company. Such ADRs have since traded as high as US$13.45.

This listing concludes what has been a lengthy and complex process. The successful completion of this long-awaited program provides GTG with invaluable exposure to a wide range of US and European investors and also access to the vast North American capital markets (refer below).

INVESTOR RELATIONS. On 9 November 2005, the Company will present at the annual Rodman & Renshaw Healthcare Conference in New York. This significant international conference, which was attended by more than 2,000 delegates in 2004, will provide an excellent opportunity to introduce GTG to new institutional investors from around the world.

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                                                    GENETIC TECHNOLOGIES LIMITED
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                                                    quarter ended September 2005


CORPORATE MATTERS (cont.)

CHANGES TO CAPITAL STRUCTURE. During the quarter under review, the Company issued a total of 20,000 ordinary shares as part consideration for the acquisition of certain intellectual property. In addition, the Company issued a total of 2,450,000 options to employees under the Staff Share Plan. Each option entitles the holder to acquire one ordinary share in the Company at prices ranging from $0.43 to $0.53 for a period of six years from the date of issue, subject to certain vesting restrictions.

On 30 September 2005, the 6,666,667 unlisted options over shares in the Company, which had been issued as part of a placement of shares made by the Company in 2003 and had an exercise price of $1.00 each (ASX code: GTGAU), lapsed. These options are now cancelled in the Company's books.

As at the date of this Report, there was a total of 362,389,899 ordinary shares on issue and 15,057,500 unlisted options over ordinary shares in the Company, with exercise prices ranging from $0.38 to $0.70.

GTECH INTERNATIONAL RESOURCES LIMITED. As advised previously, the Company continues to investigate potential opportunities for Gtech International Resources Limited, the Canadian-listed company in which GTG holds a 75.8% direct equity interest. As at 30 September 2005, Gtech held cash reserves of approximately AUD 575,000.

SIGNED ON BEHALF OF GENETIC
TECHNOLOGIES LIMITED


---------------------------------          Dated this 31st day of October, 2005.
DR. MERVYN JACOBSON
Executive Chairman